Exhibit 14

Code of Ethics for Senior Financial Officers

PROCYTE CORPORATION

CODE OF ETHICS

Principles Governing Professional and Ethical Conduct

It is the policy of ProCyte Corporation (“ProCyte”) that ProCyte’s Chief Executive Officer, Chief Financial Officer, Vice President of Marketing (a corporate officer) and Controller (the principal accounting officer) adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

•      Engage in honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

•      Avoid conflicts of interest, including disclosure to the Board of Directors of any material transaction or relationship that reasonably could be expected to give rise to such a conflict.

•      Ensure that reports and other documents filed with the SEC and other public communications made by ProCyte contain information that is full, fair, accurate, timely and understandable.

•      Comply with all laws, rules and regulations applicable to ProCyte.

•     Proactively promote ethical behavior among subordinates and peers.

The persons holding the above offices are required to acknowledge and agree to the foregoing and deliver a copy of such acknowledgement to the Chairman of the Audit Committee of the Board of Directors (the “Chairman”).  The Chairman will maintain this acknowledgement with ProCyte’s corporate records.

Reporting and Treatment of Violations

Persons who become aware of suspected violations of this Code should report such suspected violations promptly to the Chairman, who will forward such report to ProCyte’s full Audit Committee of the Board of Directors (the “Audit Committee”).  To assist in the response to or investigation of the alleged violation, the report should contain as much specific information as possible to allow for proper assessment of the nature, extent and urgency of the alleged violation.  Without limiting the foregoing, the report should, to the extent possible, contain the following information:

•      the alleged event, matter or issue that is the subject of the alleged violation;

•      the name of each person involved;

•      if the alleged violation involves a specific event or events, the approximate date and location of each event; and

•     any additional information, documentation or other evidence available relating to the alleged violation.

The Audit Committee shall have the power to monitor, investigate, make determinations and recommend action to the Board of Directors with respect to violations of this Code.  In determining whether a violation of this Code of Ethics has occurred, the Audit Committee may take into account to what extent the violations were intentional, the qualitative and quantitative materiality of such violation, and such other facts and circumstances as the Audit Committee shall deem advisable in the context of the alleged violation.

Consequences of Violations

If a violation is substantiated, the Board may impose such sanctions or take such actions as it deems appropriate, including, but not limited to, the following:

•      Disciplinary action (up to and including suspension or termination);

•      Pursuit of any and all remedies available to ProCyte for any damages or harm resulting from a violation, including injunctive relief; and

•      Referral of matters to appropriate legal or regulatory authorities for investigation and prosecution.

Requests for Waivers and Changes in Code

A waiver of a provision of this Code shall be requested whenever there is reasonable likelihood that a contemplated action will violate the Code.  The Audit Committee will not grant waivers except under extraordinary or special circumstances.  Any waivers that are granted shall be publicly disclosed on a timely basis.  In addition, any changes to this Code shall be publicly disclosed on a timely basis.